July 14, 2014

FOIA CONFIDENTIAL TREATMENT REQUESTED Under 17 C.R.F. § § 200.80(b)(4), 200.83, and 240.24b-2 by Cypress Semiconductor Corporation.
Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Cypress Semiconductor Corporation
Form 10-K for the fiscal year ended December 29, 2013
Filed February 27, 2014
File No. 001-10079

On behalf of Cypress Semiconductor Corporation (‘we”, “our”, “us”, Cypress” or the “Company”), we hereby submit the Company’s responses to the staff’s comment letter of June 13, 2014. For ease of review, we have included each of the comments from the comment letter followed by Cypress’s response to that comment.

Form 10-K for the fiscal year ended December 29, 2013

Facing Page of 10-K

Comment 1.

Please tell us why you do not consider the company to be a well-known seasoned issuer.

Cypress’s response:

While we do satisfy the public float requirement for well-known seasoned issuers, we were not S-3 eligible as of our determination date due to a late Form 8-K filing made on October 22, 2013. As a result, we did not designate ourselves as a well-known seasoned issuer as of the date of our Form 10-K filing.

Item 7. Management’s Discussion of Financial Condition and Results of Operations, page 31
Comment 2.

Please confirm you will revise your future filings to add a balanced, executive-level overview discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the Overview, see Interpretive Release No. 33-8350 on our website.

Cypress’s response:

We confirm that we will enhance our "Management Discussion and Analysis” section in future filings, pursuant to the guidance given in Interpretive Release No.33-8350, to include a balanced, executive-level overview discussion that identifies the most important themes, strategies or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results.

FOIA CONFIDENTIAL TREATMENT REQUESTED Under 17 C.R.F. § § 200.80(b)(4), 200.83, and 240.24b-2
By: Cypress Semiconductor Corporation.

Results of Operations-Revenues, page 32

Comment 3.

We note your disclosure that revenues for most of your business segments experienced significant fluctuations compared to the prior period. When individual line items disclosed in your statements of operations significantly fluctuate in comparison to the comparable prior period, management should quantify and disclose the nature of each item that caused the significant change. For example, please quantify each material factor, such as price changes or volume changes, separately disclose the effect on operations attributable to each factor causing the aggregate change from year to year in your segments and total revenues and disclose the nature of or reason for each factor causing the aggregate change. Your disclosures should discuss the underlying material causes of the factors described as well as the known or expected future impact of any referenced factors on operating results. Please confirm you will revise future filings to incorporate the above comment to all of the disclosures herein related to the analysis of your results of operations. For further guidance, please refer to Item 303 and the related instructions in Regulation S-K as well as SEC Interpretive Release No. 34-48960 (December 19, 2003).

Cypress’s response:

We confirm that in the event of a significant fluctuation in our revenue we will revise our future filings to disclose and reasonably quantify the nature of each item that causes such significant change in our revenue. We will also include a discussion of the underlying material causes of such items as well as the known or expected future impact of any referenced item on our operating results.

Contractual Obligations, page 39

Comment 4.

Please tell us why you do not include the long-term obligations due under the revolving credit facility within the table of contractual obligations on page 39. Please also clarify if you hold any other long-term liabilities under Item 303(A)(5) that should be included in the table. In this regard, we reference the equipment loans discussed on page 76 of the consolidated financial statements.
Cypress’s response:

In response to this comment, we advise the Staff that we will revise our table of contractual obligations in future filings to include our long-term obligations due under the revolving credit facility and our obligations under our equipment loans. Other than the aforementioned obligations, we do not have any other long-term liabilities under Item 303(A)(5) that should be included in the table.

Note 4. Goodwill and Intangible Assets, page 60

Comment 5.

Please further explain the nature of the adjustment to goodwill in the second quarter of 2013 that resulted from not recording certain shares that were not rendered at the tender offering period in the fourth quarter of 2012. In that regard, please explain why you recorded shares that were not rendered and clarify the adjustment to goodwill in the second quarter of 2013.

FOIA CONFIDENTIAL TREATMENT REQUESTED Under 17 C.R.F. § § 200.80(b)(4), 200.83, and 240.24b-2
By: Cypress Semiconductor Corporation.

Cypress’s response:

We respectfully advise the Staff that the $1.5 million adjustment to goodwill in the second quarter of 2013 relates to our purchase of 470,000 shares of Ramtron common stock at $3.10 per share from LongPath Capital, LLC (“LongPath), a shareholder of Ramtron common stock at the time of our acquisition of the outstanding shares of common stock of Ramtron in November 2012. The purchase price of these Ramtron shares from LongPath should have been, but had not been included in our original Ramtron purchase price of $100.9 million recorded in the fourth quarter of 2012 because LongPath withheld sale of its Ramtron shares to us pending the outcome of an appraisal petition it filed in the State of Delaware. Specifically, LongPath’s petition seeks an appraisal of the fair value of the Ramtron common stock it held and an order that Ramtron pay such fair value, plus interest and attorney’s fees. In the second quarter of fiscal 2013, we reached a partial agreement with LongPath, the result of which was that we paid LongPath the purchase price of $3.10 per share for 470,000 shares, or approximately $1.5 million. As we did not include these shares in our purchase price paid at the time of acquisition in the fourth quarter of fiscal 2012, we corrected this omission and increased the amount of goodwill attributable to the Memory Products Division by $1.5 million in the second quarter of fiscal 2013. In correcting this error as an increase to goodwill, we provided the following disclosure in our quarterly and annual filing: "As management and the Audit Committee believe this adjustment is not material to any prior years' financial statements, and the impact of correcting this error in the second quarter was not material to that quarter’s consolidated financial statements and was not material to the expected full year fiscal 2013 consolidated financial statements, we recorded the adjustment in the second quarter of fiscal 2013."

Note 19. Segment, Geographical and Customer Information, page 86

Comment 6.

Please tell us why you do not present the revenues from external customers for each product and service or each group of similar products and services as required by FASB ASC 250-10-50-40.

Cypress’s response:

Cypress has over ***CONFIDENTIAL TREATMENT REQUESTED*** products that we sell to over ***CONFIDENTIAL TREATMENT REQUESTED*** customers worldwide. We also manufacture and ship over 630 million units of product annually. This broad portfolio of products has already been categorized into groups of similar products through our segment reporting process. Our Programmable Systems Division (PSD), Memory Products Division (MPD), Data Communications Division (DCD) and Emerging Technology Division (ETD) represent categories of products that are meaningful to investors, consistent with the market they serve, and consistent with our internal reporting structure.

With regard to the determination of how we aggregate the products lines to each reportable segment, we reviewed the criteria outlined in ASC 280-10-50-11 and considered the following:

1. The nature of the products and services;
2. The nature of the production processes;
3. The type of customer for their products; and
4. The methods used to distribute their products.

The products in our Memory Products Division are random access memory (RAM) related products, principally comprised of SRAM and nonvolatile RAMs that are used to store and retrieve data in networking, wireless infrastructure and handsets, computation, consumer, automotive, industrial and other electronic systems.

The products in our Programmable Systems Division are principally comprised of programmable solutions used in industrial applications, mass storage, household appliances, laptop computers, toys, mobile phones, tablets, e-readers, GPS, automobiles, digital cameras and other mobile systems and applications that use buttons or sliders.

Our Data Communication Division focuses on USB products and module-based solutions for trackpads and other user interface applications.

FOIA CONFIDENTIAL TREATMENT REQUESTED Under 17 C.R.F. § § 200.80(b)(4), 200.83, and 240.24b-2
By: Cypress Semiconductor Corporation.

Our Emerging Technology Division consists of businesses outside our core semiconductor business. It includes majority-owned subsidiaries, AgigA Tech, Inc., Deca Technologies Inc., foundry services, other development stage activities and certain corporate expenses.

Therefore, we respectfully submit to the Staff that we believe our current disclosure of revenue by reportable segment meets the requirements of ASC 280-10-50-40 because our reportable segments are themselves major categories of products (i.e., they are groups of similar products that combined on the basis of similar design and development requirements, product characteristics, manufacturing processes, end customers and distribution channels). This product-line view of our segments is consistent with how information is aggregated for review by the segment managers, but does not negate the fact that these product lines are groups of similar products when considered in the context of the Company’s total product portfolio. In addition, given the prevalence of segment reporting in the semiconductor industry, we believe that our disclosure allows our investors to more effectively compare our performance against our peers.

Conclusion
Per the Staff’s request, Cypress acknowledges that:
• the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and
• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly contact the undersigned at (408) 943-2925 if you have any questions or require additional information.

Very truly yours,

/s/ Thad Trent
Thad Trent Executive Vice President, Finance and Administration and Chief Financial Officer

FOIA CONFIDENTIAL TREATMENT REQUESTED Under 17 C.R.F. § § 200.80(b)(4), 200.83, and 240.24b-2
By: Cypress Semiconductor Corporation.